ROPES & GRAY LLP
1211 AVENUE OF THE AMERICAS	Submitted Pursuant to a
NEW YORK, NY 10036-8704	Request for Confidential Treatment
WWW.ROPESGRAY.COM	pursuant to 17 C.F.R. 200.83

May 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara L. Ransom/Daniel Porco — Legal

Jim Allegretto/Jason Niethamer — Accounting

Re:                                                                             DAVIDsTEA Inc.

Registration Statement on Form F-1

Filed April 2, 2015 and Amended on April 17, 2015
File No. 333-203219

SEC Comment Letter dated May 1, 2015

Ladies and Gentlemen:

On behalf of DAVIDsTEA Inc. (the “Company”), please find attached for public filing with the Securities and Exchange Commission (the “SEC”) via EDGAR the following responses to the comment letter dated May 1, 2015 from the Staff regarding Amendment 1 to the Registration Statement on Form F-1 filed April 17, 2015 (the “Registration Statement”).

For your convenience, the Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company responses are to the page numbers in the Registration Statement.

Confidential treatment has been requested for portions of this letter.  The copy filed herewith omits the information subject to the confidentiality request.  Omissions are designated as [*****].  A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Notes to Consolidated Financial Statements

Note 17. Mandatorily Redeemable Preference Shares

Financial Derivative Liability, page F-29

1.              You state that you obtained and considered an independent third-party valuation in determining the “fair market value” of your common shares. Please explain how the Company reconciled “fair market value” and IFRS’ requirement of fair value for the common shares.

Response to Comment 1:

The Company advises the Staff that it believes that there is no substantive difference in the definition of fair value and fair market value for purposes of the valuation of the derivative liability embedded in the Series A, A-1 and A-2 preferred shares.

Appendix A of IFRS 13 defines fair value as “The price to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Fair market value, as the term is used in the third party valuation report is defined as “the highest price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.”

IFRS 13 goes on to state that the objective of a fair value measurement is to estimate the price at which an orderly transaction would take place between market participants under the market conditions that exist at the measurement date (IFRS 13, paragraph 2).  IFRS 13 paragraph 15 requires that the hypothetical transaction that will take place will be in an orderly fashion, take place between market participants that are independent of each other, take place under current market conditions, and occur on the measurement date.  The Company believes that these factors are consistent with the definition of fair market value used in the valuation report.

2.              Based on your response to comment 1 we have the following additional comments:

•                  Please tell us how you calculated your illiquidity discount including how it was calculated and the assumptions underlying the selection of the discount;

•                  It appears you applied your illiquidity discount to the underlying value of the common shares before you input that assumption into the Black Scholes option pricing model (BSM). Please tell us what consideration was given to using the pre-discounted equity value in the BSM and then applying a discount to the results;

•                  Please note that minority, or control related, discounts are generally not considered an appropriate discount because as a minority shareholder you are aware of current management’s decisions (and presumably cash flows to reflect those decisions), so in effect the value of the shares are equal. Therefore, please explain what the minority discount represents qualitatively. Alternatively,

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

quantitatively illustrate the disproportionate returns to the controlling shareholder versus the minority shareholder being implied; and

•                  Please provide us with the valuation report for the reporting period ended January 31, 2015.

Response to Comment 2:

For the Staff’s convenience, the Company’s response to Comment 2 is presented below in multiple sections.  Part I reviews the calculation of the Company’s illiquidity discount, Part II is a discussion of the Company’s use of discounted equity value in its Black-Scholes Pricing Model (BSPM) calculations, Part III is a discussion of the qualitative inputs to the minority discount, and Part IV includes disclosure that the Company proposes to add to the Registration Statement to address the uncertainty and significant judgments and estimates required in connection with making valuation determinations.  In addition, the Company is supplementally providing to the Staff, as Annex A, the valuation report for the reporting period ended October 25, 2014 and delivered on December 23, 2014 (the “December Report”).(1)

I. Calculation of illiquidity discount.

The Company has consistently monitored and, where appropriate, adjusted the illiquidity discount applied in its equity valuations. For example, in January 2014, Company’s third party valuation firm gathered data from empirical studies of discounts applied to purchasers of private company stock during periods ranging from 1966 to 2008, as well as the results of studies of the price relationship between private share transactions and initial public offerings of the same shares between 1980 and 2000.  In addition to the empirical data, it examined the numerous factors in quantifying the illiquidity discount applied at that time to the Company’s common equity, including:  the length of the holding period of the ownership interest, the absence of put arrangements, management’s plan for the business, restrictions on transferability, the potential for capital appreciation during the holding period of the shares, and the fact that there were no assurances that holders of the shares would receive distributions.  Considering these factors, the Company determined as of January 25, 2014 that a [*****]% illiquidity discount, which was consistent with the discount determined by its third party valuation firm, was reasonable.

As discussed in the Company’s response to Comment 4, the Company’s management was directed in the spring and summer of 2014 to initiate a process of selecting underwriters and other advisors for a potential initial public offering of the Company’s common shares.  The organizational meeting for the potential initial public offering was held on October 15, 2014, and, on December 19, 2014, the Company submitted a draft registration statement to the Staff for review.  On December 23, 2014, the Company’s third party valuation firm delivered an updated

(1)  The Company notes by way of correction that the discount rate applied to the Company’s financial statements for the fiscal year ended January 31, 2015 was [*****]%, rather than [*****]%, as had been previously stated in the Company’s response letter dated May 1, 2015.  In preparing its financial statements, the Company relied on the December Report, which was the most recently available report.  The Company has also provided for the Staff’s reference its third party valuation report as at January 31, 2015 and delivered on March 24, 2015.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

valuation report as at October 25, 2014 reflecting a reduced illiquidity discount of [*****]%, based on the firm’s assessment of the above factors for the period ended October 25, 2014, as well as the Company’s progress toward an initial public offering.

In determining the valuation of the Company’s common shares, including the illiquidity discount applied to those shares, in the preparation of the Company’s audited consolidated financial statements for fiscal 2014, management evaluated the factors described above, including the basis for illiquidity discounts, developments in the initial public offering process, the significant uncertainty related to the timing of the initial public offering and whether the Company’s controlling shareholder would determine to proceed with an offering.  Based on its assessment of these factors, management determined that the illiquidity discount should be reduced to [*****]%.  Following the preparation of the Company’s financial statements for fiscal 2014 using the December Report, the Company received a valuation report from its third party valuation firm that included a illiquidity discount of [*****]%. Because management had completed its preparation of its financial statements for fiscal 2014 and because at that time it continued to believe that the [*****]% liquidity discount was reasonable and appropriate in light of all circumstances, the discount reflected in the fiscal 2014 consolidated financial statements remained at [*****]%.

The Company continues to believe that the valuation of its common shares applied in its financial statements, including the illiquidity discount, is a reasonable reflection of all relevant factors under applicable IFRS guidance as at the measurement date.  In addition, given the uncertainty of the Company’s proposed initial public offering, reflecting a higher valuation of the common shares or a lower illiquidity discount would have the effect of increasing the carrying value of the financial derivative liability and thereby potentially further increasing the Company’s net income for fiscal periods up to the fiscal period in which the Company completes an initial public offering.

II. Use of discounted equity value in BSPM

Consistent with applicable rules and standards of IFRS, the Company has consistently applied any illiquidity and minority discounts to its equity value before inputting the assumption into the BSPM.  Valuation models such as the BSPM are subject to considerable judgment in the assumptions used in the various inputs, and management’s approach to valuation has been to apply a reasonable valuation methodology on a consistent basis between periods, periodically evaluating whether adjustments to the methodology would be appropriate in light of applicable facts and circumstances.

The resulting valuation and corresponding changes to any financial statement line item do not materially change if the liquidity discount is applied prior to or after the BSPM calculation is conducted; applying the discounts after the BSPM calculation in this circumstance would have increased the combined discount rate by only 0.8 percentage points.  In addition, the Company does not consider an application of applicable discounts after the BSPM calculations to be required or suggested by the BSPM or applicable accounting standards and expects to continue its current BSPM approach in future periods, subject to any adjustments resulting from changed circumstances, including a potential initial public offering.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

III.  Qualitative explanation of minority discount.

The Company disagrees with the conclusion that applying a minority discount is inappropriate for the Company’s equity.  Prior to the completion of a qualified public offering, the Company’s largest shareholder has consent rights over actions such as approval over the Company’s annual operating and capital budget, ability to incur indebtedness, and hiring, terminating or changing the compensation of executive officers.

Although the Company acknowledges that minority shareholders may have some awareness of management’s current plans, access to information is not equivalent to the control exercised by the controlling shareholder over decisions regarding the Company’s plans and strategies.  The Company’s largest shareholder currently holds 55% of the Company’s outstanding equity on a fully diluted basis, and this shareholder exercises significant influence over the board of directors and the day-to-day operations of the Company.  In addition, prior to the completion of a qualified public offering, as defined in the Amended and Restated Investors’ Rights Agreement, as subsequently amended, the largest shareholder has approval rights over many types of business decisions (see Exhibits 10.37 and 10.38 to the Company’s Registration Statement and Part III to this response below).  In addition, each shareholder of the Company is party to a Right of First Refusal and Co-Sale Agreement (see Exhibit 10.39 to the Registration Statement) prior to the time the Company completes a qualified public offering.  The provisions of this agreement limit the shareholders’ ability to transfer their preferred or common shares to anyone but the Company without prior approval of the board of directors, with few exceptions.

Outside of the largest shareholder’s contractual rights, a minority discount is applicable because of the minority position’s reduced ability to influence the Company’s strategic direction and capitalization structure, even though the minority position is typically entitled to the same economic advantages as a majority position in terms of the overall benefits of a well managed company. In addition, although any minority shareholder may have rights to information similar to what may be available to a controlling shareholder, because the Company’s principal valuation methodology values the Company based on discounted cash flows, as opposed to a market-based valuation more typical for publicly traded companies (where a minority discount would be implicit in the aggregate trading value of the public company’s traded equity), the minority discount is a well established practice in valuations of private companies. These and other factors have been considered by the Company in applying a minority discount in valuing its equity, which the Company continues to believe is appropriate for the Company’s published financial statements.

IV. Proposed Disclosure

To address the significant judgments and uncertainties related to the accounting for the embedded financial derivative, the Company will supplement its existing disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates—Hybrid financial instruments and embedded derivatives” with the following explanation of its financial derivative accounting and the expected impact in the event of the completion of a successful initial public offering:

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

As disclosed in note 3 to our consolidated financial statements on page F-12, the embedded derivative, representing the conversion feature of our Series A, A-1 and A-2 preferred shares, is measured at fair value at each reporting date, with all changes in fair value recognized immediately in profit or loss.  The conversion rights allow the holders of the preferred shares to convert such shares into common shares of the company on or after April 2, 2017.  Further, as set out in note 17 to our consolidated financial statements on page F-30, the Series A, A-1 and A-2 preferred shares will be automatically converted into common shares, in connection with a public offering of our shares if three conditions are met — (i) we complete a firm-commitment underwritten offering pursuant to an effective registration statement under the Securities Act or a final prospectus for which a Canadian securities regulatory authority has issued a receipt; (ii) such offering results in at least US$50 million of gross proceeds to us and the selling shareholders, collectively, and (iii) the shares offered to the public are sold at a price of at least CDN$16.11 on a pre-split basis, or CDN$10.07, as adjusted for the 1-for-1.6 forward share split.

Certain key assumptions underlie the valuation of the derivative liability, which is estimated using a Black Scholes option pricing model.  These assumptions are determined as at the measurement date and include the risk free discount rate, the expected volatility, the expected dividend yield, the life to redemption and the underlying value of the common shares.  In cases such as ours, with a pending initial public offering, the assumptions with respect to the life to redemption and the underlying value of the common shares are particularly important and sensitive, requiring significant judgment by management.  For example, to determine the useful life of the derivative liability, the Company must assess if the life of the derivative is its legal life, or some shorter period based on the probability of an initial public offering occurring that satisfies the criteria for the automatic conversion.  Similarly, the underlying value of the common shares is subject to estimation based on the valuation techniques selected and an evaluation of the inputs used in creating the valuation.  These assumptions are considered as of the measurement date.

For purposes of valuing the derivative liability as of January 31, 2015, the key assumptions used were an underlying value of common shares of CDN$4.30 per share, a life expectancy of 2.2 years, and management’s assessment of 20% probability of an initial public offering occurring meeting the conditions as to automatic convertibility described above.  Using these assumptions, we valued each conversion option at CDN$1.15 per preferred share.

Changes in the key assumptions from period to period result in corresponding increases or decreases to the carrying value of the derivative liability, and any increase to the value of the derivative liability that results from a higher option value per preferred share will increase that liability.  For example, had we estimated an underlying value of common shares of CDN$16.00 and a life expectancy of four months, (i.e., a forced conversion upon an initial public offering), the value per option would be CDN$1.15 per preferred share or the same as we used for our consolidated financial statements.  Similarly, had we used an underlying value of common shares of US15.00, the midpoint of the range set forth on the cover of the prospectus, and a life expectancy of four months, the value per option would have been CDN$2.11 per preferred share.

For the first quarter of fiscal 2015, we expect to reduce the derivative liability to reflect an increased probability of this offering, which we expect would result in a non-cash gain in our consolidated financial statements. Similarly, upon completion of this offering, any remaining recorded amount for the derivative liability will be recorded as a non-cash gain in our consolidated statement of income in the period the offering is completed, with the effect of increasing our net income or, if applicable, decreasing our net loss for such periods.

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.

Further, fully diluted EPS is not impacted by the calculation of the derivative liability, as the related expense is added back based on the assumption of convertibility occurring at some point in the future.

3.              You note that in positioning yourself to be marketed to investors, your underwriters recommended an IPO valuation based on a multiple of EBITDA. You also state that at January 31, 2015, you determined that a discounted cash flow income approach would provide the best indication of fair value. Given the proximity of January 31, 2015 to the date initial discussions with various underwriters took place, please advise why an EBITDA multiple was not used at the January 31, 2015 valuation. In this regard, please reconcile the values obtained by using EBITDA multiples (market approach) with the conclusion reached by your independent third-party valuation using the discounted cash flow approach (DCF) and explain the reason for any valuation difference between the two as of January 31, 2015. Please also address any qualitative factors of the company’s achievements from January 31, 2015 through the intended IPO date that would explain the reason for any increase in value subsequent to January 31, 2015. We may have further substantive comment.

Response to Comment 3:

The Company advises the Staff that the Company’s third party valuation firm has historically valued the Company using a discounted cash flow method, as it did in the December Report, believing that this methodology would provide the best indication of the fair market value of the equity of the Company.  Factors considered by the Company and its third party valuation firm in determining to use the discounted cash flow method included the fact that the Company’s value is principally based on its prospects for growth, that its revenues and income are expected to increase significantly in future periods, that significant capital investments would be required to support such projected growth, and the difficulty in identifying peer companies that are comparable in terms of size, growth, expectations, margins and geographic locations. The Company and its third party valuation firm believe that a discounted cash flow analysis’ use of information specific to the Company and its financial results and projections, rather than information of other companies in different industries, with different strategies in their approach to the market and in different stages of their growth cycle, provide a more reliable estimate of fair value for a private growth company. The Company and the third party valuation firm also determined not to use a market approach because it was considered inappropriate in light of the lack of an existing active market for the Company’s shares and the absence of directly comparable public companies in terms of business, size and prospects to provide comparative pricing information.

In contrast, the underwriters used a market approach, using peer companies from across a range of sizes and industries, with significantly varying growth expectations and margins, all with an active trading market for their shares.  The selection of these companies was based on the judgment of the underwriters as to which public companies prospective investors would examine in determining a value for the Company’s shares in the offering.

On April16, 2015, the Company and the underwriters determined a preliminary range of total enterprise value for the Company of approximately US$13.00 to US$15.00 per common

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share, implying a range of enterprise values for the Company’s outstanding common shares of approximately US$[*****] million to US$[*****] million.  These ranges represented a range of multiples of fiscal 2014 Adjusted EBTIDA of [*****]x to [*****]x and multiples of projected fiscal 2015 Adjusted EBTIDA of [*****]x to [*****]x.

After considering prevailing market conditions as well as typical price ranges for initial public offerings, the Company and the underwriters determined an updated preliminary price range of US$14.00 to US$16.00 per share (after giving effect to the anticipated 1-for-1.6 forward split of the Company’s common shares).  The midpoint of the updated preliminary range of US$15.00 indicates an enterprise value of US$[*****] million, and a multiple of fiscal 2014 Adjusted EBTIDA of [*****]x and a multiple of projected fiscal 2015 Adjusted EBTIDA of [*****]x.

The selection of market peers involves significant judgment, and because the Company did not undertake any testing-the-waters activity, the Company and the underwriters must assess relevant market peers and valuation without the benefit of feedback from potential investors. The following table illustrates how the selection of market peers impacts the multiple that would be applicable to the Company’s Adjusted EBITDA when undertaking a market approach:

(US dollars in, millions)

	Enterprise Value	Enterprise value multiple of LTM EBITDA	Enterprise Value Multiple of 2015 EBITDA
Specialty Retail Peers (1)	Mean: $[*****] Median: $[*****]	Mean: [*****]x Median: [*****]x	Mean: [*****]x Median: [*****]x
Food and Restaurant Peers (1)	Mean: $[*****] Median: $[*****]	Mean: [*****]x Median: [*****]x	Mean: [*****]x Median: [*****]x
DAVIDsTEA Inc., proposed initial public offering price	$[*****]	[*****]x	[*****]x

(1) Specialty Retail peer group comprised of: [*****].  Food and restaurant peer group comprised of: [*****].

The Company advises the Staff that it is unable to point to additional factors relating to the Company’s business that account for the difference in implied enterprise value from the value that management believed was reasonable as of January 31, 2015, to the enterprise value implied by the proposed initial public offering price range.

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4.              Please tell us when you began initial discussions with any underwriters on potential pricing or awareness on market ranges. Please summarize the results of such discussions including the date discussed and possible ranges of initial offering prices during the period in which you were determining the selection of your underwriter. Please be detailed on this timeline.

Response to Comment 4

The Company advises the Staff that it began speaking to potential underwriters during the spring and summer of 2014.  During that time, potential underwriters discussed with the management team their views on the Company’s potential valuation at an initial public offering, based solely on the reputation of the Company and their view of likely peer companies, and without undertaking any due diligence.  The selected underwriters and the Company had an organizational meeting on October 15, 2014, at which time the underwriters began their business diligence process.  In late January 2015, the Company presented its preliminary 2014 results and projections to the underwriters, and they used that information to begin building their indicative valuation models.  The underwriters held follow up discussions with the management team on March 26, 2015 and April 16, 2015.  On May 1, 2015, representatives of the lead underwriter presented the preliminary initial public offering price range to the board of directors.  After additional discussion and evaluation of prevailing market conditions, the lead underwriter presented the revised preliminary initial public offering price range of US$14.00 to US$16.00 per share to the board of directors of the Company (after giving effect to the anticipated 1-for-1.6 forward split of the Company’s common shares).

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or Jane Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:

Sylvain Toutant

Luis Borgen

*****Confidential material redacted and separately filed with the Securities and Exchange Commission.